UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 21, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

On July 21, 2014, Ironridge Global IV, Ltd. (“Ironridge”) requested an additional 235,876 shares of NewLead Holdings Ltd. (the “Company”). As of August 1, 2014, Ironridge has requested and/or received approximately 6.1 million shares (adjusted to reflect the 1-for-50 reverse split effective as of May 15, 2014 and the 1-for-50 reverse split effective as of July 15, 2014), as contained in Exhibit A, 2.0 million of which have been requested but not issued, and are therefore not included in the shares outstanding number below.

As of August 1, 2014, the Company had approximately 10.7 million shares outstanding.

Exhibit A

NUMBER OF SHARES REQUESTED BY IRONRIDGE				DATE ON EMAIL SENT & ON CONVERSION NOTICE FILE NAME
PRIOR 1:50 REVERSE SPLIT DATED MAY 15, 2014	POST 1:50 REVERSE SPLIT DATED MAY 15, 2014	POST 1:50 REVERSE SPLIT DATED JULY 15, 2014	POST 1:50 REVERSE SPLIT DATED JULY 15, 2014 ROUNDED
1,600,000	32,000	640.000	640	11.04.2014
1,280,000	25,600	512.000	512	14.04.2014
2,150,000	43,000	860.000	860	15.04.2014
2,550,000	51,000	1,020.000	1,020	16.04.2014
1,640,041	32,801	656.016	657	17.04.2014
1,500,000	30,000	600.000	600	17.04.2014
1,500,000	30,000	600.000	600	21.04.2014
2,100,000	42,000	840.000	840	22.04.2014
3,400,000	68,000	1,360.000	1,360	23.04.2014
2,700,000	54,000	1,080.000	1,080	24.04.2014
2,400,000	48,000	960.000	960	25.04.2014
4,200,000	84,000	1,680.000	1,680	28.04.2014
700,000	14,000	280.000	280	29.04.2014
4,935,941	98,719	1,974.376	1,975	29.04.2014
4,100,000	82,000	1,640.000	1,640	30.04.2014
6,900,000	138,000	2,760.000	2,760	01.05.2014
4,500,000	90,000	1,800.000	1,800	02.05.2014
3,000,000	60,000	1,200.000	1,200	05.05.2014
11,500,000	230,000	4,600.000	4,600	07.05.2014
15,700,000	314,000	6,280.000	6,280	13.05.2014
6,487,705	129,754	2,595.082	2,596	14.05.2014
	460,000	9,200.000	9,200	22.05.2014
	550,000	11,000.000	11,000	22.05.2014
	1,120,000	22,400.000	22,400	29.05.2014
	1,700,000	34,000.000	34,000	30.05.2014
	2,500,000	50,000.000	50,000	03.06.2014
	1,934,931	38,698.620	38,699	12.06.2014
	2,244,859	44,897.180	44,898	12.06.2014
	3,051,666	61,033.320	61,034	12.06.2014
	11,970,000	239,400.000	239,400	17.06.2014
	1,620,000	32,400.000	32,400	18.06.2014
	8,166,314	163,326.280	163,327	27.06.2014
	7,936,951	158,739.020	158,740	30.06.2014
	3,128,650	62,573.000	62,573	04.07.2014
	13,971,350	279,427.000	279,427	04.07.2014
	578,185	11,563.700	11,564	08.07.2014
	4,562,823	91,256.460	91,257	08.07.2014
	3,706,835	74,136.700	74,137	08.07.2014
	8,252,157	165,043.140	165,044	08.07.2014
	13,616,284	272,325.680	272,326	09.07.2014
	9,883,716	197,674.320	197,675	09.07.2014
	2,723,257	54,465.140	54,466	16.07.2014
	2,723,257	54,465.140	54,466	16.07.2014
	2,855,782	57,115.640	57,116	16.07.2014
	1,224,223	24,484.460	24,485	16.07.2014
	13,273,481	265,469.620	265,470	16.07.2014
	35,100,000	702,000.000	702,000	16.07.2014
	1,456,357	29,127.140	29,128	16.07.2014
	7,281,781	145,635.620	145,636	16.07.2014
	1,626,035	32,520.700	32,521	16.07.2014
	6,494,882	129,897.640	129,898	16.07.2014
	6,494,882	129,897.640	129,898	16.07.2014
	7,848,704	156,974.080	156,975	16.07.2014
	10,796,159	215,923.180	215,924	16.07.2014
		820,000.000	820,000	17.07.2014
		181,831.000	181,831	18.07.2014
		89,151.000	89,151	18.07.2014
		181,831.000	181,831	18.07.2014
		181,831.000	181,831	18.07.2014
		181,831.000	181,831	18.07.2014
		193,525.000	193,525	18.07.2014
		24,695.000	24,695	21.07.2014
		211,181.000	211,181	21.07.2014
	202,550,395	6,116,883.895	6,116,900

Red = Request by Ironridge

Grey = Numbers ajusted post 1:50 reverse split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer